Bridges Investment Fund
12/31/04
NSAR Question 77L

77L Changes in accounting principles and practices

There have been changes in the accounting accrual methods used by the Fund for the accrual of certain Fund expenses as a result of the transition to USBFS for accounting services. These changes relate primarily to the differences in the timing of the accrual of expenses, and such changes are not expected by Fund management to materially affect total Fund expenses.

The Fund began amortizing bond premiums and discounts during 2004 as a result of a recommendation of the fund’s independent registered public accounting firm and in accordance with USBFS policies.